Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM 2018 AND OUTLOOK FOR 2019

Toronto, ON – March 7, 2019. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the year ended December 31, 2018. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “The previous twelve months have been transformational for Denison – highlighted by the completion of a Pre-Feasibility Study, or PFS, on the Company’s 90% owned Wheeler River project.  The PFS pairs the world’s lowest cost mining method for uranium, in-situ recovery, with the world’s highest-grade undeveloped uranium deposit, Phoenix, to produce a robust financial result. Initial capital costs have been reduced significantly, and the project’s pre-tax NPV is up ~175% - leading to unanimous approval from the Company’s Board of Directors to initiate the Environmental Assessment and Feasibility Study processes in 2019.

Our team is energized with the success of the Wheeler River PFS and focused on building the next uranium mine in Saskatchewan’s Athabasca Basin region. We are motivated by the prospect of Phoenix being the lowest cost uranium mining operation in the world – with an estimated operating cost of US$3.33/lb U3O8. At this level, we are expecting to produce a near 90% operating margin based on current spot prices. While we anticipate the uranium market improving, the low-cost nature of this project provides us with the ability to justify advancement today, despite the current uranium price environment. Similarly we have the flexibility advance the project without needing to build a book of long-term uranium contracts. We can maintain full exposure to rising prices and enter into contracts when we consider price conditions to be attractive enough to justify doing so. The ability to move forward under these conditions is quite unique for our industry and is expected to deliver our shareholders superior leverage to an anticipated recovery in both the spot and long-term price of uranium in the coming years.”

PERFORMANCE HIGHLIGHTS

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Wheeler River indicated mineral resources increased by 88% to 132 million pounds of U3O8

On January 31, 2018, Denison announced an 88% increase in the indicated mineral resources estimated for the Wheeler River project (‘Wheeler River’), located in northern Saskatchewan. The result was attributable to an increase in the estimated resources at the Gryphon deposit, which is estimated to contain, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in indicated mineral resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in inferred mineral resources. Together with the resources estimated for the Phoenix deposit, Wheeler River is now host to 132.1 million pounds of U3O8 (1,809,000 tonnes at an average grade of 3.3%) in total indicated mineral resources. Following the resource update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin. The updated mineral resource estimate was used in the preparation of the Pre-Feasibility Study (‘PFS’).

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Completion of the Wheeler River PFS with a project level pre-tax NPV of $1.31 billion and IRR of 38.7%

On October 30, 2018, Denison filed a technical report in accordance with NI 43-101 for Wheeler River. The PFS results are highlighted by the selection of the in-situ recovery ('ISR') mining method for the Phoenix deposit, resulting in an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8. The project, on a 100% basis, is estimated to have mine production of 109.4 million pounds of U3O8 over a 14-year mine life, with a base case pre-tax Net Present Value (‘NPV') of $1.31 billion (8% discount rate), Internal Rate of Return ('IRR') of 38.7%, and initial pre-production capital expenditures of $322.5 million. The base-case NPV assumes uranium sales are made at UxC Consulting Company, LLC’s annual estimated spot price (composite mid-point scenario in constant dollars) for mine production from the Phoenix deposit (from ~USD$29/lb U3O8 to USD$45/lb U3O8), and a fixed price for mine production from the Gryphon deposit (USD$50/lb U3O8).

Upon the completion of the PFS and in accordance with NI 43-101, Denison has declared probable mineral reserves of 109.4 million pounds of U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8, and Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8), indicated mineral resources (inclusive of reserves) of 132.1 million pounds of U3O8, (1,809,000 tonnes at an average grade of 3.3%) and inferred mineral resources of 3.0 million pounds of U3O8 (82,000 tonnes at an average grade of 1.7% U3O8) for Wheeler River.

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Acquisition of additional Wheeler River ownership interest

On October 26, 2018, Denison completed a transaction with Cameco Corporation ('Cameco') to increase its ownership interest in the Wheeler River Joint Venture ('WRJV') to 90%. Denison acquired Cameco's 23.92% interest in the project in exchange for the issuance of 24,615,000 common shares of Denison.

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Approval of the advancement of Wheeler River

In December 2018, the Company’s Board of Directors, and the WRJV approved the advancement of Wheeler River, following a detailed assessment of the robust economic results demonstrated in the PFS. In support of the decision to advance Wheeler River, the WRJV approved a $10.3 million budget for 2019 (100% basis), which is highlighted by plans to initiate the Environmental Assessment (‘EA’) process, the completion of ISR wellfield testing, as well as the initiation of metallurgical pilot plant testing and other engineering studies related to ISR mining.

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Uranium mineralization discovered on regional explorations targets at Wheeler River and Waterbury Lake

High-grade unconformity uranium northeast of Wheeler River's Gryphon deposit
High-grade uranium drill intercepts were obtained at the sub-Athabasca unconformity to the northeast of the Gryphon deposit along the K North trend. Results were highlighted by assays from drill hole WR-704, which included 1.4% U3O8 over 5.5 metres, located 600 metres northeast of Gryphon and drill hole WR-710D1, which included 1.1% U3O8 over 3.0 metres, located one kilometre northeast of Gryphon. Further potential for mineralization exists, both at the unconformity and within the basement, between the 200 metre-spaced drill fences.

Unconformity uranium and base metals on the K West trend at Wheeler River
Highlights from the Company's summer 2018 diamond drilling program at Wheeler River include the discovery of unconformity-hosted mineralization on the K West trend, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu over one metre in drill hole WR-733D1, and 1.2% Cu and 0.49% Ni over six metres in drill hole WR-733D2. The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit. The results are encouraging and further drill testing is warranted to the south, where up to five kilometres of strike length remains untested along the K West trend.

Uranium mineralization on the GB Trend at Waterbury Lake
Basement-hosted uranium mineralization was intersected in two drill holes on the Waterbury Lake property (65.92% Denison owned), at the interpreted intersection of the regional Midwest structure with the GB trend, approximately three kilometres northeast of the project's Huskie deposit. Mineralized assay intervals included 0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) in drill hole WAT18-478 and 0.45% U3O8 over 0.5 metre, as well as 0.31% U3O8 over 0.5 metre and 0.20% U3O8 over 0.5 metre in drill hole WAT18-479. The results validated the Company's geological concept that uranium mineralization occurs at the intersection of the interpreted regional Midwest structure with cross-cutting, graphite-bearing, structural corridors. Follow-up is warranted along the GB trend and at several other exploration targets related to the interpreted regional Midwest structure.

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Maiden mineral resource estimate completed for the Huskie deposit at Waterbury Lake

Denison completed a maiden mineral resource estimate for the Huskie uranium deposit (‘Huskie’) on the Waterbury Lake property. The mineral resource estimate was completed in accordance with NI 43-101 and CIM Definitions (2014), and was reviewed and audited by SRK Consulting (Canada) Inc. ('SRK'), with a resulting estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268,000 tonnes of mineralization at an average grade of 0.96% U3O8. Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define a basement hosted uranium deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in true thickness between approximately one and seven metres. The effective date of the resource estimate is October 17, 2018.

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Increase in mineral resources estimated for Midwest

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property (25.17% Denison owned), which is operated by Orano Canada Inc. (‘Orano Canada’). Inferred mineral resources for the property increased by 13.5 million pounds of U3O8 and currently total 18.2 million pounds of U3O8 (846,000 tonnes at 0.98% U3O8) above a cut-off grade of 0.1% U3O8. Indicated mineral resources for the property increased by 2.1 million pounds of U3O8 and currently total 50.7 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

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Obtained financing for the Company’s 2019 Canadian exploration activities

In November 2018, the Company completed a $5,000,000 bought deal private placement equity offering for the issuance of 4,950,495 common shares on a flow-through basis at a price of $1.01 per share. The proceeds from the financing will be used to fund Canadian exploration activities through to the end of 2019.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year ended December 31, 2018	Year ended December 31, 2017

Total revenues	$15,550	$16,067
Net loss	$(30,077)	$(19,454)
Basic and diluted loss per share	$(0.05)	$(0.04)
(in thousands)	As at December 31, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$23,207	$3,636
Investments in debt instruments (GICs)	$-	$37,807
Cash, cash equivalents and GICs	$23,207	$41,443

Working capital	$19,221	$34,756
Property, plant and equipment	$258,291	$249,002
Total assets	$312,187	$326,300
Total long-term liabilities(1)	$77,455	$80,943

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income taxes.

RESULTS OF CONTINUING OPERATIONS

Revenues

During 2018, the McClean Lake mill processed 18 million pounds U3O8 for the Cigar Lake Joint Venture (‘CLJV’). The Company recorded toll milling revenue of $4,239,000 and related accretion expense of $3,314,000.

Revenue from the Company’s Denison Environmental Services (‘DES’) division was $9,298,000 and revenue from the Company’s management contract with Uranium Participation Corporation (‘UPC’) was $2,013,000 during 2018.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy applicable to the Company’s toll milling deferred revenue arrangement with Anglo Pacific Group PLC (the ‘APG Transaction’) has changed and the comparative period has been restated to reflect this change. Refer to the Company’s consolidated financial statements and related notes for more details on the accounting for the APG Transaction related revenue.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as adjustments, where applicable, to the estimates of future reclamation costs in relation to the companies mining properties. Operating expenses during 2018 were $7,528,000 including $3,264,000 of depreciation from the McClean Lake mill, which is associated with the processing and packaging of U3O8 for the CLJV. Operating expenses include development and other operating costs related to the McClean Lake Joint Venture (‘MLJV’) of $3,893,000. These costs predominantly relate to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. During 2018, the SABRE team continued engineering and procurement activities related to development of the mining equipment and high pressure pumping systems. In addition, four access holes were drilled and cased from surface to the top of the McClean North deposit. The holes will allow for mining of the orebody during the latter stages of the test mining program, currently scheduled to occur in 2020.

Operating expenses at DES during 2018 totaled $8,211,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During 2018, the Company continued to focus on its highest priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2018 was $15,457,000. During 2018, the Company’s exploration and evaluation expenditures decreased, primarily due to decreased exploration activity at Wheeler River, partially offset by increased evaluation activities at Wheeler River associated with the completion of the PFS in 2018, as well as increased activities at certain exploration pipeline properties, including the Hook Carter and Waterbury Lake projects.

Wheeler River project:

During 2018, Denison’s share of evaluation costs at Wheeler River amounted to $3,130,000, which related to work on the PFS, as well as environmental activities. Denison’s share of exploration costs at Wheeler River amounted to $6,883,000 during the winter and summer 2018 diamond drilling programs for a total of 39,555 metres in 60 drill holes.

The Company also continued with the community consultation and engagement process – ensuring the continuous engagement of stakeholders.

In 2018 the Company also continued environmental baseline data collection in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other project activities interacting with the environment.

After careful consideration of the PFS economic results, risks and opportunities associated with permitting and concurrent advancement of project engineering activities, the Company has decided to submit a Project Description (‘PD’) and initiate the EA process in early 2019 for the Phoenix ISR project. The permitting process for the Gryphon project will commence at a later date, in order to meet the PFS plan for first production of Gryphon ore by 2030. This staggered approach is expected to simplify the EA and permitting process for the Phoenix project and reduce the capital required to advance the project to a definitive development decision. Following completion of the PFS, drafting of the PD was initiated with submission of the document to federal and provincial authorities occurring in February 2019.

Final assay results from the winter and summer exploration drilling programs were received in May 2018 and November 2018, respectively, and were reported in Denison’s press release dated June 6, 2018 and Denison’s third quarter MD&A dated November 12, 2018.

Further details regarding Wheeler River, including the estimated mineral reserves and resources and PFS, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of this report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Exploration pipeline properties:

While spending on exploration pipeline projects has been reduced from prior year levels, exploration activities continue to deliver encouraging results generally warranting follow-up. During 2018, the Company managed or participated in five other drilling exploration programs (three operated by Denison) on the Company’s pipeline properties, as reported in previous quarters, including Waterbury Lake and Hook-Carter.

General and administrative expenses

Total general and administrative expenses were $7,189,000 during 2018. These costs are mainly comprised of head office salaries and benefits (including stock based compensation), office costs in multiple locations, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States, as well as non-recurring project or legal costs.

Impairment of mineral properties

During 2018, the Company recognized an impairment expense of $6,086,000, due to the Company’s current intention to let claims on three of its Canadian properties lapse in the normal course.

Other income and expenses

During 2018, the Company recognized a loss of $5,865,000 in other income/expense. The loss is predominantly due to losses on investments carried at fair value of $5,411,000. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. The loss recorded in 2018 was mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. and common shares of Skyharbour Resources Ltd.

Liquidity and capital resources

Cash and cash equivalents were $23,207,000 at December 31, 2018.

In January, 2019, the Company’s $24 million credit facility was amended and extended to January 31, 2020. The credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation plans.

As at December 31, 2018, the Company has fulfilled its obligation to spend $14,499,790 on eligible Canadian exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017.

As at December 31, 2018, the Company has spent $253,000 towards its obligation to spend $5,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in November 2018.

Outlook for 2019

Denison’s plans for 2019 continue to focus on the activities necessary to position the Company as the next uranium producer in Canada. Accordingly, the 2019 budget is focused on the advancement of Wheeler River through the EA process and the necessary de-risking ahead of the completion of a feasibility study.

(‘000)	2019 BUDGET(2)
Canada Mining Segment
Mineral Sales	970
Development & Operations	(3,640)
Mineral Property Exploration & Evaluation	(12,350)
(15,020)
DES Segment
DES Environmental Services	1,520
1,520
Corporate and Other Segment
UPC Management Services	1,920
Corporate Administration & Other	(5,170)
(3,250)
Total(1)	$ (16,750)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis.

Mineral Sales

Denison’s revenue from the sale of approximately 26,000 pounds of U3O8 currently held in inventory, is budgeted to be $1.0 million.

Development & Operations

In 2019, Denison’s share of operating and capital expenditures at the Orano Canada operated McClean Lake and Midwest joint ventures are budgeted to be $2.6 million. The large majority of the operating expenditures relate to McClean, including $2.3 million in respect of Denison’s share of the 2019 budget for the advancement of the SABRE mining method. The 2019 SABRE program includes the engineering and fabrication of the mining equipment and pipe to be used during the test mining process. In order to accommodate the time required to complete this process, the test mining activities originally planned by Orano Canada for 2019 have been delayed until 2020.

The 2019 operating expenditures are also expected to include $800,000 for reclamation expenditures related to Denison’s legacy mine sites in Elliot Lake.

Mineral Property Exploration & Evaluation

The budget for exploration and evaluation activities in 2019 is approximately $12.4 million (Denison’s share). Including partner’s share of expenses, the projected 2019 exploration and evaluation work program is budgeted to be $13.4 million. The exploration program is expected to include approximately 25,000 metres of drilling across three of Denison’s high priority projects, namely Wheeler River, Waterbury Lake and Hook Carter. The majority of the exploration activity will occur during the winter months, resulting in higher levels of expenditures in the first quarter of 2019. See Denison’s press release dated January 9, 2019 for further details regarding the 2019 exploration program.

Evaluation activities are expected to continue at Wheeler River throughout the year.

Wheeler River

A $10.3 million budget (100% basis) has been approved for Wheeler River. The budget includes exploration expenditures of $3.2 million and evaluation expenditures of $7.1 million. Denison’s share of the budget is expected to be $9.3 million, consistent with the Company’s 90% ownership interest.

Evaluation

The 2019 evaluation program includes the initiation of the EA process, as well as engineering studies and related programs required to advance the high-grade Phoenix deposit as an ISR mining operation. Engineering studies during 2019 will include ISR wellfield testing, the initiation of metallurgical IRS pilot plant testing, Gryphon optimization studies, and third party reviews of the Phoenix engineering plans. In addition, following the submission of a PD in February 2019 to the Federal and Provincial regulatory authorities, the multi-year EA, consultation, and permitting process for the project has been initiated.

Exploration

Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the planned 2019 exploration drilling program will be focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional ISR amenable uranium deposits. Potential for basement hosted uranium mineralization will not be ignored where opportunities also exist to evaluate prospective basement targets. High priority regional target areas planned for testing in 2019 include K West, M Zone, K South, Gryphon South, Q South (East), and O Zone.

The 2019 Wheeler River exploration budget includes approximately 13,500 metres of diamond drilling in 23 holes. Drilling activities commenced early January 2019 for the winter season, which will be followed by a results-driven summer drilling program – providing a staged-approach to target evaluation.

Exploration Pipeline Properties

Denison remains active on high potential exploration pipeline projects – each assessed to have the potential to deliver a meaningful discovery of new uranium mineralization.

Denison-Operated Projects

Exploration drill programs, to be operated by Denison, are planned on the Waterbury Lake and Hook Carter projects during the winter of 2019.

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Waterbury Lake Project

The 2019 Waterbury Lake budget totals $1.8 million (100% basis) which includes approximately 7,300 metres of diamond drilling in 18 holes. The results-driven drilling program is expected to be completed during the winter season, and will be funded by Denison, as KWULP has elected to continue to dilute their interest in the project.

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Hook Carter Project

A $1.4 million (100% basis) diamond drilling program, consisting of approximately 3,900 metres in 6 holes, is planned for winter 2019. The program is designed to complete the first phase of reconnaissance exploration along 7.5 kilometres of the Patterson Corridor. The 2019 exploration program will be funded 100% by Denison as part of its agreement to fund ALX's 20% share of the first $12 million in expenditures on the project (see Denison’s Press Releases dated October 13 and November 7, 2016).

Non-Operated Projects

Denison has elected not to fund its 14.4% share of the $1.6 million diamond drilling program planned for the Waterfound River Project in 2019. The Waterfound River project is a joint venture between Orano Canada (53.98%), JCU (31.60%) and Denison (14.42%). Orano Canada is the operator of the project.

Management and Environmental Services

Net management fees for 2019 from the management services agreement with UPC are budgeted at $1.9 million. A portion of the management fees earned from UPC are based on UPC’s net asset value, and are therefore dependent upon the uranium spot price. Denison’s budget for 2019 assumes a uranium spot price of USD$28.75 per pound U3O8. Each USD$2 per pound U3O8 increase is expected to translate into approximately $0.1 million in additional management fees to Denison. While the term of the management services agreement with UPC ends March 31, 2019, the 2019 budget has been prepared with the assumption that the contract will be renewed.

Revenue from operations at DES during 2019 is budgeted to be $10.0 million, with operating, overhead, and capital expenditures budgeted to be $8.5 million, resulting in a net contribution of approximately $1.5 million.

Corporate Administration and Other

Corporate administration expenses are budgeted to be $5.2 million in 2019 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to corporate administration expenses in 2019, letter of credit and standby fees relating to the 2019 Credit Facility are expected to be approximately $400,000, which is expected to be more than offset by interest income on the Company’s cash and short-term investments.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 320,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of UPC, a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

Qualified Persons

The disclosure regarding the estimated Mineral Reserves, 2016 PEA, PFS, and environmental and sustainability activities for the Wheeler River project was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, and Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101.

The balance of the disclosure of scientific and technical information regarding Denison’s properties in this news release, including estimated Mineral Resources, was prepared or approved by Dale Verran, MSc, P. Geo, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s assay procedures, downhole gamma probe procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources, including the new mineral resource estimate for the Huskie deposit; exploration, development and expansion plans and objectives, including the results of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This news release may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards ("NI 43-101") and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  The estimates of mineral reserves in this news release have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7.  Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made, pursuant to a "final" feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC.  Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.